                                                                                                                                         Exhibit (k)(3)

July 5, 2005

Mr. Edward L. Jaroski
President
Capstone Asset Management Company
5847 San Felipe, Suite 4100
Houston, Texas 77057

Dear Ed:

We would like to thank you for choosing California Plan of Church Finance ("CPCF") as a consultant to Capstone Asset Management Company ("CAMCO"). This letter outlines the specific services that CPCF will be providing and the associated fees. Specifically, we will perform the following:

  We will provide credit research and specific analysis to CAMCO regarding each church mortgage bond and church mortgage loan, as described in the prospectus for Capstone Church Bond Fund ("Fund"), that CAMCO indicates to CPCF, Inc. (a) is being considered by CAMCO for purchase by the Fund or (b) is held in the Fund's portfolio. Such analysis will include, as appropriate, consideration of the borrower's (a) financial condition, (b) property valuation, (c) quality and stability of management, (d) geographic location, and (e) other relevant physical or financial risks.

  The initial fee for the above services will be $20,000 per year, paid quarterly in advance.  The fees will be adjusted annually to reflect the amount of services provided to CAMCO based on such factors as the volume of bond issues analyzed for purchase, portfolio holdings reviewed and other related research services.

  Either party may terminate this agreement without penalty by notification in writing, with 60 days' notice. In the event this agreement is terminated, CPCF will be compensated pro rata for any period during which it provides services hereunder and for which it has not been compensated, plus any outstanding reimbursable expenses.

  This agreement shall be governed by the laws of the state of Texas.

  All information furnished by either party to the other, including their respective agents and employees, shall be treated as confidential and shall not be disclosed to third parties except as required by law.

  It is understood:

    that CPCF's services hereunder are of a consulting nature only;

    that CPCF will not furnish advice to the Fund with respect to the desirability of investing in, purchasing or selling securities or other property; and

    that CPCF will not provide services that would cause it to be deemed an investment adviser (as that term is defined in the Investment Company Act of 1940) to the Fund .

This letter serves as our official proposal of services to the Capstone Church Bond Fund

Sincerely,

___________________________
Chester Reid
President
California Plan of Church Finance

Upon your acceptance of this proposal, CPCF will begin providing services as of the effective date of the registration of the Fund.
CAPSTONE ASSET MANAGEMENT COMPANY

By: ____________________

Name: Edward L. Jaroski

Title: President

Date: ___________________